8/29

08004650

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asia Fiber Public Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

SEP 03 2008

**NEW ADDRESS

THOMSON REUTERS

FILE NO. 82- 02842 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 9/2/08

082-02842

AR/S
6-30-08

ASIA FIBER PUBLIC COMPANY LIMITED
FINANCIAL STATEMENTS AND AUDITOR'S REPORT
JULY 1, 2007 TO JUNE 30, 2008

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Report

To the Shareholders and Board of Directors of Asia Fiber Public Company Limited

I have audited the accompanying balance sheets of Asia Fiber Public Company Limited as at June 30, 2008 and 2007, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. The management of the Company is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Fiber Public Company Limited as at June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778
Bunchikij Co., Ltd.

Bangkok
August 20, 2008

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟกซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT JUNE 30, 2008 AND 2007

Unit : Baht

ASSETS

	Notes	2008	2007
CURRENT ASSETS			
Cash and cash equivalents	5	39,030,495	76,523,643
Trade accounts and notes receivable, net			
- Related companies	4	56,344,930	55,646,950
- Other companies	6	169,653,621	155,240,038
Inventories, net	7, 11	283,499,782	310,659,380
Inventories in transit		1,214,692	3,682,974
Other current assets		16,553,186	14,818,025
Total Current Assets		566,296,706	616,571,010
NON-CURRENT ASSETS			
Investment in common shares of associated company	2.3, 3.5, 8	0	0
Investment in common shares of other			
company (general investment) - at cost	9	500,000	500,000
Property, plant and equipment, net	10, 11	453,671,801	442,755,305
Other non-current assets		158,822	531,101
Total Non-Current Assets		454,330,623	443,786,406
TOTAL ASSETS		1,020,627,329	1,060,357,416

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2008 AND 2007

Unit : Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	2008	2007
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	10, 11	8,239,536	30,012,250
Trade accounts payable		38,972,758	38,737,292
Other current liabilities		36,405,152	43,265,763
Total Current Liabilities		83,617,446	112,015,305
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital,			
100,000,000 Ordinary shares of Baht 10 each,		1,000,000,000	1,000,000,000
- Issued and paid-up share capital,			
45,574,266 Ordinary shares of Baht 10 each,		455,742,660	455,742,660
Premium on share capital		369,500,000	369,500,000
Revaluation increment in land	10	279,992,763	247,992,763
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve	12	16,247,500	16,247,500
- General reserve		1,357,626	1,357,626
Deficit		(185,830,666)	(142,498,438)
Shareholders' Equity, Net		937,009,883	948,342,111
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,020,627,329	1,060,357,416

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Notes	2008	2007
REVENUES			
Net sales	4	1,627,776,521	1,708,970,499
Service income		13,917,333	11,378,660
Other income	4	38,018,978	35,286,736
Total Revenues		1,679,712,832	1,755,635,895
EXPENSES			
Cost of sales		1,632,403,573	1,697,932,876
Cost of services		11,715,089	9,259,343
Selling and administrative expenses		77,016,000	68,374,921
Directors' remuneration		970,700	1,034,400
Total Expenses		1,722,105,362	1,776,601,540
Loss before Interest Expense		(42,392,530)	(20,965,645)
Interest Expense		(939,698)	(6,213,030)
NET LOSS		(43,332,228)	(27,178,675)
Loss per share	3.13	(0.95)	(0.60)
Weighted Average Number of Ordinary Shares	(Shares)	45,574,266	45,574,266

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

					Retained Earnings			
					Appropriated for			
	Note	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Net
Balance as at July 1, 2006		455,742,660	369,500,000	247,992,763	16,247,500	1,357,626	(115,319,763)	975,520,786
Net loss for the year ended June 30, 2007							(27,178,675)	(27,178,675)
Balance as at June 30, 2007		455,742,660	369,500,000	247,992,763	16,247,500	1,357,626	(142,498,438)	948,342,111
Revaluation increment in land	10			32,000,000				32,000,000
Net loss for the year ended June 30, 2008							(43,332,228)	(43,332,228)
Balance as at June 30, 2008		455,742,660	369,500,000	279,992,763	16,247,500	1,357,626	(185,830,666)	937,009,883

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Notes	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss		(43,332,228)	(27,178,675)
Adjustments to reconcile net loss to net cash provided by operating activities			
Reversal of allowance for doubtful accounts, net		0	(2,119,745)
Allowance for decline in value of inventories		3,371,162	500,000
(Reversal of) allowance for slow-moving spare parts for machinery, net		(132,448)	411,463
Depreciation		40,925,260	42,466,679
Gain on disposal of fixed assets		0	(303,739)
Disposal of spare parts for machinery		0	886,134
Unrealized (gain) loss on foreign exchange, net		(559,049)	60,680
Decrease (increase) in operating Assets:			
Trade accounts and notes receivable		(14,516,334)	39,410,172
Inventories		23,831,388	88,859,534
Inventories in transit		2,468,282	(1,113,023)
Other current assets		(1,735,161)	11,638,321
Other non-current assets		372,279	(18,808)
Increase (decrease) in operating liabilities:			
Trade accounts payable		235,466	(7,658,607)
Other current liabilities		(6,896,791)	4,329,095
Net cash provided by operating activities		4,031,826	150,169,481
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash proceeds from disposal of fixed assets		0	303,750
Purchases of fixed assets		(19,752,260)	(1,392,389)
Net cash used in investing activities		(19,752,260)	(1,088,639)

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

Unit : Baht

	Notes	2008	2007
CASH FLOWS FROM FINANCING ACTIVITY:			
Decrease in bank overdrafts and short-term loans from financial institutions		(21,772,714)	(129,987,750)
Net cash used in financing activity		(21,772,714)	(129,987,750)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(37,493,148)	19,093,092
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		76,523,643	57,430,551
CASH AND CASH EQUIVALENTS AT END OF YEAR		39,030,495	76,523,643
Additional cash flow information:			
Cash payments during the year for:			
- Interest expense		1,244,498	7,144,967
- Withholding income tax		162,526	244,124
Non-cash transaction:			
- Revaluation increment in land		32,000,000	0

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Financial Statements

As at June 30, 2008 and 2007

1. GENERAL INFORMATION

1.1 Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The Company is engaged in manufacturing of nylon products.

1.2 The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.3 The number and cost of employees

		2008	2007
The number of employees	(Person)	847	995
The cost of employees	(Million Baht)	160.3	164.2

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1 The financial statements have been prepared in accordance with the Thai Generally Accepted Accounting Standards, including accounting principles and practices which are issued under the Accounting Professions Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

2.2 The financial statements are presented for Thai currency reporting purposed and prepared in Thai language. This English translation of financial statements has been prepared for the convenience of the readers who were not conversant with Thai language. The financial statements have been presented in accordance with the Notification of Department of Business Development dated September 14, 2001 relating to "Brief particulars contained in Financial Statements"

2.3 During the year 2007, Federation of Accounting Professions issued several new accounting standards, three of them were effective immediately and would be applied for periods beginning on or after January 1, 2007. Those standards are the following:

TAS 44 (amended 2007)	Consolidated and Separate Financial Statements
TAS 45 (amended 2007)	Investments in Associates
TAS 46 (amended 2007)	Interests in Joint Ventures

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

2.3 During the year 2007, Federation of Accounting Professions (continued)

The Company did not present separate financial statements and financial statements in which the equity method are applied as at June 30, 2007 as required by the Accounting Standard No. 44 (amended 2007) "Consolidated and Separate Financial Statements" and the Accounting Standard No. 45 (amended 2007) "Accounting for Investments in Associates" since during the three-month period ended September 30, 2007, the Company has written-off the investment in common shares of Prachin Power Co., Ltd., the associated company, which the Central Bankruptcy Court sentenced the associated company to be bankrupt according to the Bankruptcy Act B.E. 2483. In addition, the financial position and results of operations of the separate financial statements and the financial statements in which the equity method are applied are not different with the presented financial statements, which represent the investment in common shares at zero amount.

2.4 During the year 2007, Federation of Accounting Professions amended and newly issued several accounting standards which become operative for financial statements covering periods beginning on or after January 1, 2008. However, the Company has not applied those accounting standards for the financial statements in this accounting period although earlier application is encouraged as some accounting standards are not relevant to the Company's accounting transactions. The Company is also of opinion that the application of those accounting standards in the next year would have no material effect on the financial statements and no material retrospective effect on the financial statements for the current year. The pronounced accounting standards are the following:

TAS 25 (amended 2007)	Cash Flow Statements
TAS 29 (amended 2007)	Leases
TAS 31 (amended 2007)	Inventories
TAS 33 (amended 2007)	Borrowing Costs
TAS 35 (amended 2007)	Presentation of Financial Statements
TAS 39 (amended 2007)	Accounting Policies Changes in Accounting Estimates and Errors
TAS 41 (amended 2007)	Interim Financial Reporting
TAS 43 (amended 2007)	Business Combinations
TAS 49 (amended 2007)	Construction Contracts
TAS 51 (amended 2007)	Intangible Assets

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

2.5 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements. The actual results may differ from such estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Measurement basis used in preparing financial statements

Historical cost is used as measurement basis in preparing these financial statements except some items indicated in relevant notes.

3.2 Cash and cash equivalent

Cash represents cash on hand and call deposits.

Cash equivalents comprises fixed deposit and highly liquid short-term investments that are readily convertible to known amount of cash and which are subject to an insignificant risk of change in value such as deposit expiring less than 3 months from acquisition date.

3.3 Trade accounts receivable

Trade accounts receivable are stated at net realizable value which are the amount netted from invoices from allowance for doubtful account. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on historical collection experience coupled with the management's review to indicate a fair representation of the current status of existing receivables.

3.4 Inventory valuation

Inventories are valued at cost or net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The costs of inventories purchased comprise the purchase price and other costs directly attributed to the acquisition of goods. Manufacturing cost of finished goods and work in process comprises from raw materials, labour and manufacturing overhead. Inventories are valued at moving average cost. Goods in transit are valued at cost price. The Company has policy to approximate the allowance for decline in value of inventories by the management's review.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.5 Investments in Common Shares

3.5.1 As at June 30, 2007, investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero.

For the three-month period ended September 30, 2007, the Company has written-off the investment in common shares of Prachin Power Co., Ltd., the associated company, which the Central Bankruptcy Court sentenced the associated company to be bankrupt according to the Bankruptcy Act B.E. 2483.

3.5.2 The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed. The cost of investment disposed during the year is determined by the weighted average method.

3.6 Property, Plant and Equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income.

The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

Depreciation is recognized as expense for each accounting period. Cost of addition, improvement, repair or extension of lease agreement that increase the future economic benefit are recognized as assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.7 Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

3.8 Liabilities, provisions and expenses

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. A provision is reviewed at the balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

3.9 Revenue recognition

Revenue from sales of goods is recognized when significant risks and rewards of ownership have been transferred to the buyer based on the invoices value. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Revenue from service is recognized when the outcome of a service can be estimated reliably.

Other income is recognized on an accrual basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.10 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.11 Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

3.12 Income Tax

The provision for income tax is based on the amount payable according to the Revenue Code. However, the Company has no income tax payable for the years 2008 and 2007 because of loss from operations.

3.13 Loss per share

Loss per share is determined by dividing the net loss by the number of weighted average ordinary shares at the during of the period.

4. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through ordinary shareholders and/or directorships. Those significant transactions with related companies as included in the financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at June 30, 2008 and 2007, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

As at June 30, 2008 and 2007, trade accounts and notes receivable from related companies consisted of:

Unit : Thousand Baht

	2007	Increase	Decrease	2008
Thai Far East Co., Ltd.	106,954	824	885	106,893
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	135	1,694	1,116	713
Asia Garment Co., Ltd.	234	1,157	989	402
Thai Industries Development Co., Ltd.	-	1,030	1,017	13
Total	126,647	4,705	4,007	127,345
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	55,647			56,345

4. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The aging analysis of the above trade accounts and notes receivable from related companies as at June 30, 2008 and 2007 are as follows:

Unit : Thousand Baht

	2008	2007
Current to 3 months	978	489
Over 3 months to 6 months	79	64
Over 6 months to 12 months	270	732
Over 12 months	126,018	125,362
Total	127,345	126,647
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	56,345	55,647

As at June 30, 2008 and 2007, the Company had long-outstanding (more than 6 months) trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 126.1 million (the outstanding balances from these companies as at June 30, 2008 and 2007 totalling Baht 126.2 million and Baht 126.3 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71 million as at June 30, 2008 and 2007. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables still operate in their businesses.

The transactions with the related companies which included in the statements of income for the years ended June 30, 2008 and 2007 are as follows:

Unit : Thousand Baht

	Policy of Pricing	2008	2007
Net sales	Market Price	4,397	3,594
Interest income			
(on delay payment from customers)	Negotiated Agreement	2,888	2,889

5. CASH AND CASH EQUIVALENTS

Unit : Thousand Baht

	2008	2007
Cash	367	402
Cash at banks - current a/c	4,804	1,691
Cash at banks - saving a/c	33,859	74,431
Total	39,030	76,524

6. TRADE ACCOUNTS AND NOTES RECEIVABLE - OTHER COMPANIES, NET

The aging analysis of trade accounts and notes receivable - other companies as at June 30, 2008 and 2007 are as follows:

Unit : Thousand Baht

	2008	2007
Current to 3 months	178,488	163,661
Over 3 months to 6 months	-	49
Over 6 months to 12 months	38	-
Over 12 months	1,741	2,143
Total	180,267	165,853
Less allowance for doubtful accounts	(10,613)	(10,613)
Net	169,654	155,240

As at June 30, 2008 and 2007, the allowance for doubtful accounts amounted to Baht 10.6 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

7. INVENTORIES, NET

Unit : Thousand Baht

	2008	2007
Finished goods	144,378	165,621
Work in process	97,216	117,815
Raw materials	35,749	18,547
Spare parts and factory supplies	12,978	12,169
Total	290,321	314,152
Less allowance for decline in value of inventories	(5,371)	(2,000)
allowance for slow-moving spare parts and factory supplies	(1,450)	(1,493)
Net	283,500	310,659

8. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
June 30, 2007						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

The Company has written-off the investment in common shares of associated company since the three-month period ended September 30, 2007.(please see as discussed in Note 2.3)

9. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	2008	2007
Thai Caprolactum Public Company Limited		
(Paid-up capital of Baht 8,576.4 million)	500	500

10. PROPERTY, PLANT AND EQUIPMENT, NET

Unit : Thousand Baht

	Jun. 30, 2007	Increase	Decrease	Jun. 30, 2008
At Appraised Value				
Land and improvements – historical cost	15,007	-	-	15,007
Land and improvements – appraised value	247,993	32,000	-	279,993
At Cost				
Buildings and improvements	378,784	1,936	-	380,720
Machinery and equipment	2,063,310	15,625	124	2,078,811
Spare parts for machinery	54,055	2,089	-	56,144
Furniture, fixtures and office equipment	14,648	101	-	14,749
Vehicles	5,252	-	-	5,252
Total	2,779,049	51,751	124	2,830,676
Accumulated Depreciation				
Buildings and improvements	326,586	12,399	-	338,985
Machinery and equipment	1,981,574	28,077	124	2,009,527
Furniture, fixtures and office equipment	14,288	177	-	14,465
Vehicles	4,469	272	-	4,741
Total	2,326,917	40,925	124	2,367,718
Less allowance for slow-moving spare parts for machinery	9,377			9,286
Net	442,755			453,672
Depreciation	42,467			40,925

The Company appraised its land by following Accounting Standard No. 32 issued by the Federation of Accounting Professions Under The Royal Patronage Of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

10. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

As at June 30, 2008 and 2007, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008 and March 23, 2005, respectively). The excess of appraised value over cost of Baht 280 million and Baht 248 million, respectively, is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

As at June 30, 2008 and 2007, certain fixed assets with

a) The original costs totalling Baht 2,099.5 million and Baht 2,017 million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 227.5 million and Baht 331 million, respectively, are mortgaged/pledged as collateral for credit facilities with financial institutions as discussed in Note 11.

11. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	2008	2007
Bank overdrafts	-	12
Trust receipt (interest rate at 5.05% p.a.)	8,240	-
Short-term loans (interest rate at 5.08% p.a.)	-	30,000
Total	8,240	30,012

As at June 30, 2008 and 2007, the Company has overdraft lines with several local banks totalling Baht 25 million and Baht 35 million, respectively. An overdraft line of Baht 25 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 10.

Under the terms of trust receipts agreements, certain imported inventories have been released to the Company in trust of the financial institutions. The Company, therefore, is accountable to the financial institutions for the inventories.

Short-term loans of Baht 30 million as at June 30, 2008 are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 10.

12. LEGAL RESERVE

Under the provisions of the Limited Public Company Act B.E. 2535, the Company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

13. DISCLOSURE OF FINANCIAL INSTRUMENTS

Liquidity Risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the Company's current financial position and results of operations and its forecasted financial information, believes that at present the Company has no such risk.

Foreign Currency Risk

The Company has accounts receivable and accounts payable in foreign currency, giving rise to exposure to market risk from changes in foreign exchange rates. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk. As at June 30, 2008, the unhedged foreign currency receivables amounted to U.S. Dollars 1.8 million and Pound Sterling 0.02 million.

Credit Risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the Company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates, which may have a negative effect to current and future operations of the Company. Management believes that the interest rate risk is minimum, hence, the Company has no hedging agreement to protect against such risk.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction. Fair values are obtained from quoted market prices, discounted cash flow models or net asset values as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

13. DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (Continued)

Cash and cash equivalents, accounts receivables and payable, and bank overdrafts and short-term loans from financial institutions - the carrying values approximate their fair values due to the relatively short-term maturity of these financial instruments.

Investments in ordinary shares of associated companies and other company, for which there is no quoted market prices; a reasonable estimate of fair value, which has been calculated based on the underlying net asset base for such investment, approximates its carrying value.

14. SEGMENTATION OF BUSINESS

	For the year ended June 30, 2008 (Unit : Thousand Baht)		
	Local	Export	Total
Net sales	765,097	862,679	1,627,776
Services income	13,917	-	13,917
Total	779,014	862,679	1,641,693
Cost of sales	756,673	875,730	1,632,403
Cost of services	11,715	-	11,715
Total	768,388	875,730	1,644,118
Gross profit (loss)	10,626	(13,051)	(2,425)
Other income			38,019
Selling and administrative expenses			(77,016)
Directors' remuneration			(971)
Interest expense			(939)
Net loss			(43,332)
Property, plant and equipment, net			453,672
Others			566,955
Total assets			1,020,627

14. SEGMENTATION OF BUSINESS (CONTINUED)

	For the year ended June 30, 2007 (Unit : Thousand Baht)		
	Local	Export	Total
Net sales	900,838	808,132	1,708,970
Services income	11,379	-	11,379
Total	912,217	808,132	1,720,349
Cost of sales	837,671	860,262	1,697,933
Cost of services	9,259	-	9,259
Total	846,930	860,262	1,707,192
Gross profit (loss)	65,287	(52,130)	13,157
Other income			35,286
Selling and administrative expenses			(68,375)
Directors' remuneration			(1,034)
Interest expense			(6,213)
Net loss			(27,179)
Property, plant and equipment, net			442,755
Others			617,602
Total assets			1,060,357

15. COMMITMENTS

As at June 30, 2008, the Company had letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1 million.

16. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue on August 20, 2008, by the authorized directors.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS 2007/2008

ENDED JUNE 30, 2008

The result for the fiscal year 2007/2008 ending on June 30,2008 shows a net loss of 43.33 million Baht, or 0.95 Baht per share, while the corresponding result of previous year showed a net loss of 27.18 million Baht, or 0.35 Baht per share, an increase of 16.15 million Baht or 59.43%. The main reasons are as followed

1. Net sales decreased from 1,720.35 million Baht last year to 1,641.69 million Baht this year, a decrease of 78.66 million Baht or 4.57%. Domestic sales dropped from 912.22 million Baht last year to 779.01 million Baht this year, a decrease of 133.21 million Baht or 14.6%. Export sales increased from 808.13 million Baht last year to 862.68 million Baht this year, an increase of 54.55 million Baht or 6.75%. Domestic to Export ratio this year is 47 to 53 while that of last year was 53 to 47.
2. There is a gross loss this year of 2.42 million Baht while there was a gross profit of 13.16 million Baht (gross margin 0.76%) last year due to a sharp increase of raw material cost and a sharp appreciation of the Baht during this fiscal year.
3. Selling and administration expense increases from 69.41 million Baht last year to 77.99 million Baht this year, an increase of 8.58 million Baht or 12.36 %. The main reasons are the retirement compensation for staff and allowance for decline in value of inventories.

On the other hand, Interest expenses decreased from 6.21 million Baht last year to 0.94 million Baht this year, a decrease of 5.27 million Baht or 84.88%, as a result of loan repayment. And other income increased from 35.29 million Baht last year to 38.02 million Baht this year, an increase 2.73 million Baht or 7.74% due to the 2.97 million Baht refund of the import duty of our machine under BOI from 1988.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

President

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS 2007/2008
ENDED JUNE 30, 2008

The result for the fiscal year 2007/2008 ending on June 30,2008 shows a net loss of 43.33 million Baht, or 0.95 Baht per share, while the corresponding result of previous year showed a net loss of 27.18 million Baht, or 0.35 Baht per share, an increase of 16.15 million Baht or 59.43%. The main reasons are as followed

1. Net sales decreased from 1,720.35 million Baht last year to 1,641.69 million Baht this year, a decrease of 78.66 million Baht or 4.57%. Domestic sales dropped from 912.22 million Baht last year to 779.01 million Baht this year, a decrease of 133.21 million Baht or 14.6%. Export sales increased from 808.13 million Baht last year to 862.68 million Baht this year, an increase of 54.55 million Baht or 6.75%. Domestic to Export ratio this year is 47 to 53 while that of last year was 53 to 47.
2. There is a gross loss this year of 2.42 million Baht while there was a gross profit of 13.16 million Baht (gross margin 0.76%) last year due to a sharp increase of raw material cost and a sharp appreciation of the Baht during this fiscal year.
3. Selling and administration expense increases from 69.41 million Baht last year to 77.99 million Baht this year, an increase of 8.58 million Baht or 12.36 %. The main reasons are the retirement compensation for staff and allowance for decline in value of inventories.

On the other hand, Interest expenses decreased from 6.21 million Baht last year to 0.94 million Baht this year, a decrease of 5.27 million Baht or 84.88%, as a result of loan repayment. And other income increased from 35.29 million Baht last year to 38.02 million Baht this year, an increase 2.73 million Baht or 7.74% due to the 2.97 million Baht refund of the import duty of our machine under BOI from 1988.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

President

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

Report on Summarizing Results for a Listed Company (F45-1)

ASIA FIBER PUBLIC CO., LTD.

	Audited Ending June 30, 2008 (In Thousands) Year 2008	2007
Net profit (loss)	(43,332)	(27,176)
EPS (baht)	(0.95)	(0.60)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

END